SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 01 November 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 21 October 2024
99.2	Transaction in Own Shares dated 22 October 2024
99.3	Transaction in Own Shares dated 23 October 2024
99.4	Transaction in Own Shares dated 24 October 2024
99.5	Transaction in Own Shares dated 25 October 2024
99.6	Transaction in Own Shares dated 28 October 2024
99.7	Transaction in Own Shares dated 29 October 2024
99.8	Transaction in Own Shares dated 30 October 2024
99.9	Holding(s) in Company dated 30 October 2024
99.10	Transaction in Own Shares dated 31 October 2024
99.11	Director/PDMR Shareholding 31 October 2024
99.12	Transaction in Own Shares dated 01 November 2024

Exhibit No: 99.1

21 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 18 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	18 October 2024

Aggregate number of ordinary shares purchased:	3,000

Lowest price paid per share:	£ 85.5000

Highest price paid per share:	£ 86.1800

Average price paid per share:	£ 85.8648

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,228,452 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8522I_1-2024-10-18.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 3,000 (ISIN: GB00BHJYC057)

Date of purchases: 18 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	3,000
Highest price paid (per ordinary share)	£ 86.1800
Lowest price paid (per ordinary share)	£ 85.5000
Volume weighted average price paid(per ordinary share)	£ 85.8648

Exhibit No: 99.2

22 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 21 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	21 October 2024

Aggregate number of ordinary shares purchased:	3,000

Lowest price paid per share:	£ 85.8200

Highest price paid per share:	£ 86.5400

Average price paid per share:	£ 86.2047

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,225,452 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0315J_1-2024-10-21.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 3,000 (ISIN: GB00BHJYC057)

Date of purchases: 21 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	3,000
Highest price paid (per ordinary share)	£ 86.5400
Lowest price paid (per ordinary share)	£ 85.8200
Volume weighted average price paid(per ordinary share)	£ 86.2047

Exhibit No: 99.3

23 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 22 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	22 October 2024

Aggregate number of ordinary shares purchased:	126,008

Lowest price paid per share:	£ 83.9200

Highest price paid per share:	£ 86.9400

Average price paid per share:	£ 85.9662

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,099,444 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2030J_1-2024-10-22.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 126,008 (ISIN: GB00BHJYC057)

Date of purchases: 22 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	56,392	45,400	17,937	6,279
Highest price paid (per ordinary share)	£ 86.9400	£ 86.9000	£ 86.9000	£ 86.9000
Lowest price paid (per ordinary share)	£ 83.9800	£ 83.9200	£ 84.1200	£ 84.1400
Volume weighted average price paid(per ordinary share)	£ 86.0481	£ 85.7876	£ 86.1050	£ 86.1258

Exhibit No: 99.4

24 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 23 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	23 October 2024

Aggregate number of ordinary shares purchased:	40,000

Lowest price paid per share:	£ 85.1800

Highest price paid per share:	£ 87.6200

Average price paid per share:	£ 85.9974

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,059,444 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3788J_1-2024-10-23.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 40,000 (ISIN: GB00BHJYC057)

Date of purchases: 23 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	30,000		10,000
Highest price paid (per ordinary share)	£ 87.6200		£ 87.5000
Lowest price paid (per ordinary share)	£ 85.1800		£ 85.1800
Volume weighted average price paid(per ordinary share)	£ 85.9947		£ 86.0055

Exhibit No: 99.5

25 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 24 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	24 October 2024

Aggregate number of ordinary shares purchased:	40,000

Lowest price paid per share:	£ 83.9200

Highest price paid per share:	£ 85.5200

Average price paid per share:	£ 84.5067

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,019,444 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5517J_1-2024-10-24.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 40,000 (ISIN: GB00BHJYC057)

Date of purchases: 24 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	40,000
Highest price paid (per ordinary share)	£ 85.5200
Lowest price paid (per ordinary share)	£ 83.9200
Volume weighted average price paid(per ordinary share)	£ 84.5067

Exhibit No: 99.6

28 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 25 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	25 October 2024

Aggregate number of ordinary shares purchased:	32,604

Lowest price paid per share:	£ 84.4400

Highest price paid per share:	£ 85.4000

Average price paid per share:	£ 84.9401

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,986,840 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7618J_1-2024-10-25.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 32,604 (ISIN: GB00BHJYC057)

Date of purchases: 25 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	32,604
Highest price paid (per ordinary share)	£ 85.4000
Lowest price paid (per ordinary share)	£ 84.4400
Volume weighted average price paid(per ordinary share)	£ 84.9401

Exhibit No: 99.7

29 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 28 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	28 October 2024

Aggregate number of ordinary shares purchased:	21,018

Lowest price paid per share:	£ 85.2200

Highest price paid per share:	£ 86.3600

Average price paid per share:	£ 85.7972

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,965,822 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9434J_1-2024-10-28.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 21,018 (ISIN: GB00BHJYC057)

Date of purchases: 28 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	21,018
Highest price paid (per ordinary share)	£ 86.3600
Lowest price paid (per ordinary share)	£ 85.2200
Volume weighted average price paid(per ordinary share)	£ 85.7972

Exhibit No: 99.8

30 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 29 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	29 October 2024

Aggregate number of ordinary shares purchased:	33,768

Lowest price paid per share:	£ 85.6000

Highest price paid per share:	£ 86.4800

Average price paid per share:	£ 85.9626

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,932,054 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1272K_1-2024-10-29.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 33,768 (ISIN: GB00BHJYC057)

Date of purchases: 29 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	33,768
Highest price paid (per ordinary share)	£ 86.4800
Lowest price paid (per ordinary share)	£ 85.6000
Volume weighted average price paid(per ordinary share)	£ 85.9626

Exhibit No: 99.9

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BHJYC057

Issuer Name
INTERCONTINENTAL HOTELS GROUP PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
Royal Bank of Canada PH

City of registered office (if applicable)

Country of registered office (if applicable)
CA

Name	City of registered office	Country of registered office
Royal Trust Corporation of Canada	Toronto	Canada
RBC Phillips, Hager & North Investment Counsel Inc.	Toronto	Canada
RBC Private Counsel (USA) Inc.	Toronto	Canada
RBC Global Asset Management Inc.	Toronto	Canada

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

25-Oct-2024

6. Date on which Issuer notified

29-Oct-2024

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	3.880230	0.000000	3.880230	6170320
Position of previous notification (if applicable)	4.960414	0.000000	4.960414

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BHJYC057	6074339	0	3.819871	0.000000
US45857P8068	95981	0	0.060359	0.000000
Sub Total 8.A	6170320		3.880230%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Royal Bank of Canada		3.794261		3.794261%
Royal Bank of Canada	Royal Bank Holding Inc.	3.794261	0.000000	3.794261%
Royal Bank of Canada	Capital Funding Alberta Limited	3.794261	0.000000	3.794261%
Royal Bank of Canada	RBC Global Asset Management Inc.	3.794261	0.000000	3.794261%
Royal Bank of Canada
Royal Bank of Canada	Royal Bank Holding Inc.
Royal Bank of Canada	RBC Private Counsel (USA) Inc.
Royal Bank of Canada
Royal Bank of Canada	Royal Bank Holding Inc.
Royal Bank of Canada	RBC Phillips, Hager & North Investment Counsel Inc.
Royal Bank of Canada
Royal Bank of Canada	Royal Trust Corporation of Canada

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

29-Oct-2024

13. Place Of Completion

Toronto, Ontario, Canada

Exhibit No: 99.10

31 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 30 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	30 October 2024

Aggregate number of ordinary shares purchased:	18,759

Lowest price paid per share:	£ 85.0200

Highest price paid per share:	£ 85.8200

Average price paid per share:	£ 85.4538

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,913,295 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3149K_1-2024-10-30.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 18,759 (ISIN: GB00BHJYC057)

Date of purchases: 30 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	18,759
Highest price paid (per ordinary share)	£ 85.8200
Lowest price paid (per ordinary share)	£ 85.0200
Volume weighted average price paid(per ordinary share)	£ 85.4538

Exhibit No: 99.11

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") confirms that it has received notification that Daniela Barone Soares, a Non-Executive Director of the Company, has sold 328 Ordinary Shares in the Company.

The following transaction notification is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Daniela Barone Soares
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£86.04247	328
d)	Aggregated information - Aggregated volume - Price - Aggregated total	328 £86.04247 £28,221.93
e)	Date of the transaction	2024-10-29
f)	Place of the transaction	XLON

Exhibit No: 99.12

01 November 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 31 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	31 October 2024

Aggregate number of ordinary shares purchased:	19,558

Lowest price paid per share:	£ 84.5400

Highest price paid per share:	£ 85.6000

Average price paid per share:	£ 85.2551

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,893,737 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5060K_1-2024-10-31.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 19,558 (ISIN: GB00BHJYC057)

Date of purchases: 31 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	19,558
Highest price paid (per ordinary share)	£ 85.6000
Lowest price paid (per ordinary share)	£ 84.5400
Volume weighted average price paid(per ordinary share)	£ 85.2551

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	01 November 2024